Nutriband Inc.

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

July 19, 2023

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re: Nutriband Inc.

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

Filed January 19, 2013

File No. 333-271791

Dear Sir/Madam:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Nutriband Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-271791) initially filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2023, and as amended by Amendment No. 1, filed on June 26, 2023 and Amendment No. 2, filed on July 6, 2023, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The undersigned represents that no securities were sold in connection with the registered offering.

The Company determined to withdraw the Registration Statement due to the recent trading prices for the Company’s common stock and our negotiation of a $3,000,000 increase in the Company’s credit line facility.

The Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact Michael Paige, counsel for the Company, at (202) 363-4791 if you have any questions regarding this request for withdrawal.

Sincerely,

/s/ Gareth Sheridan
Chief Executive Officer